

Mail Stop 3561

November 13, 2008

Mr. George Morris
Chief Executive Officer
Internet Infinity, Inc.
413 Avenue G, #1
Redondo Beach, CA 90277

> **RE:** **Internet Infinity, Inc.**
> **Amendment No. 1 to Form 10-K for Fiscal Year Ended March 31, 2008**
> **Amendment No. 1 to Form 10-KSB for Fiscal Year Ended March 31, 2007**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2008**
> **Filed July 15, 2008, August 12, 2008 and August 19, 2008**
> **File No. 0-27633**

Dear Mr. Morris:

We reviewed your response letter dated August 11, 2008 to our comment letter dated February 26, 2008 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Amendment No. 1 to Form 10-K for Fiscal Year Ended March 31, 2008

Item 8. Financial Statements

Statements of Cash Flows, page 12

1.   We reviewed your response to comment three in our letter dated February 26, 2008. We agree that cash proceeds received from issuance of notes payable to related parties should be classified in cash inflows from financing activities. However, we believe that issuances of notes payable to related parties in payment of operating expenses and cash payments of such obligations should be classified in cash flows from operating activities. Please refer to paragraphs 21 and 23, and related footnotes, of SFAS 95. Please provide us with a more detailed discussion of why your classification of these transactions complies with the guidance in

SFAS 95. In addition, we note that you generally classify changes in amounts due to related company in cash flows from operating activities, but that changes in amounts due to related company are classified in cash flows from financing activities in your report on Form 10-QSB/A for the nine months ended December 31, 2007. Please tell us why the classification of the change in amounts due to related parties in Form 10-QSB for the nine months ended December 31, 2007 complies with SFAS 95. Also tell us whether you believe your classifications of the transactions should be revised in future filings.

Notes to Financial Statements, page 13

2.	Please provide comparative disclosure of balance sheet and statements of operations data for each year presented throughout the accompanying notes. For example, disclose notes payable to related parties and amounts of payables to officers outstanding at each balance sheet date presented and a description of related party transactions for each year for which income statements are presented in Note 5 and the components of net deferred tax assets at each balance sheet date in Note 7.

Note 10 Issuance of Revised Related Party Note, page 24

3.	We note your response to comment seven in our letter dated February 26, 2008. Our comment related to your accounting treatment for the exchange and modification of the debt instrument as opposed to the computation of a beneficial conversion feature. Please tell us whether you accounted for the exchange as a modification or as an extinguishment and why your accounting treatment complies with EITF 96-19 and EITF 06-6. In doing so, tell us whether you considered the addition of the conversion option substantive and the basis for your conclusion in light of the guidance in EITF 05-1. Also tell us the fair value of the embedded conversion feature and how you determined fair value. In addition, tell us how the new note is disclosed in Note 5 as it does not appear that any of the notes disclosed in Note 5 are convertible notes due June 30, 2008.

Item 9A(T). Controls and Procedures, page 25

4.	Please note that the conclusions of your chief executive and chief financial officers regarding the effectiveness of your disclosure controls and procedures should either state, if true, that your disclosure controls are effective or that your disclosure controls and procedures are effective at the reasonable assurance level provided you also disclose that your disclosure controls and procedures are designed to provide reasonable assurance that the controls and procedures will meet their objectives. In addition, if you disclose that disclosure controls and procedures are effective to provide reasonable assurance that the information you are required to disclose in the reports you file or submit under the Exchange Act is recorded, processed, summarized and reported within the time period required by the Commission's rules and forms you should also disclose, if true, that your disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Please revise your disclosure accordingly. Please refer to Item 307 of Regulation S-K and Part II.F.4 of Final Rule on Management's Reports on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, Release No. 33-8238.

5.   Please revise your disclosure under internal control over financial reporting to clearly state that management assessed the effectiveness of internal control over financial reporting as of the end of the year and concluded that internal control over financial reporting is effective. In addition, please identify the framework used by management to evaluate the effectiveness of your internal control over financial reporting. Refer to Item 308(T)(a) of Regulation S-K and Exchange Act Rule 13a-15(c). You may find the Commission's release *Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of* 1934 (Securities Act Release 8010/Financial Reporting Release 77) at http://sec.gov/rules/interp/2007/33-8810.pdf helpful in understanding the requirements of Item 308(T) of Regulation S-K.

Signatures, page 37

6.   Please revise to include the signature of your Chief Executive Officer in the second signature block. Refer to general instruction D(2)of Form 10-K.

Amendment No. 1 to Form 10-KSB for Fiscal Year Ended March 31, 2007

Item 7. Financial Statements, page 8

7.   We reviewed your responses to comments one and two in our letter dated February 26, 2008. Please explain to us why you did not restate your financial statements for the year ended March 31, 2006 to properly account for and report the gain related to the settlement of related party debt as a capital transaction. Given that the amendment was filed after the date Form 10-K, as amended, for the year ended March 31, 2008 (which included disclosure related to the reclassification of the opening balances of additional paid-in capital and accumulated deficit as a result of the correction of the accounting error) was filed, it appears that you should restate your financial statements in accordance with paragraph 25 of SFAS 154 and provide the disclosures required by paragraph 26

of SFAS 154. If you concluded that the effect of the error and its correction was not material to your financial statements please provide us with your analysis of materiality based on the guidance in SAB Topic 1:M. Otherwise, revise to present your financial statements for the year ended March 31, 2006 as restated in accordance with paragraph 25 SFAS 154 and provide the disclosures required by paragraph 26 of SFAS 154. In doing so, please label the statements of operations, stockholders' deficit and cash flows as "restated" and provide a report from your independent registered public accounting firm that includes an explanatory paragraph in accordance with Auditing Standards Codification AU Section 420.12 and dated in accordance with Auditing Standards Codification AU Section 508.

Item 8A. Controls and Procedures, page 25

8.	We reviewed your response to comment four in our letter dated February 25, 2008 and the revisions to your disclosure. As indicated in the above comment on controls and procedures, if you disclose that your controls and procedures are designed to provide reasonable assurance that the controls and procedures will meet their objectives, you should disclose, if true, that disclosure controls and procedures are effective at the reasonable assurance level. Also, as indicated in the above comment regarding controls and procedures, if you disclose that disclosure controls and procedures are effective or are effective at the reasonable assurance level to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure you should also disclose, if true, that your disclosure controls and procedures are effective or that your disclosure controls and procedures are effective at the reasonable assurance level to ensure that the information you are required to disclose in the reports you file or submit under the Exchange Act is recorded, processed, summarized and reported within the time period required by the Commission's rules and forms. Please revise your disclosure in accordingly.

Form 10-Q for the Quarter Ended June 30, 2008

Item 4. Controls and Procedures, page 14

9.	Please address the above comments regarding disclosure controls and procedures in future filings on Form 10-Q.

Exhibits 31 and 31.1

10.	In future filings please revise your certifications to read exactly as set forth in Item 601(b)(31) of Regulation S-K. In particular, references to the "small business issuer" and "small business issuer's" should be replaced with "registrant" and "registrant's," as appropriate, throughout paragraphs 3, 4 and 5. Also, the reference to "this quarterly report" in paragraph 4.a should be replaced with "this report."

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Anthony Watson, Staff Accountant, at (202) 551-3318 if you have any questions regarding our comments. In his absence, you may contact me at (202) 551-3344.

Sincerely,

William Thompson
Accounting Branch Chief